SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6 )
First Community Corporation
(Name of Issuer)
First Community Corporation
Leland A. Davis
Mark A. Gamble
Jerry C. Greene
Kenneth E. Jenkins
David R. Johnson
William J. Krickbaum
Sidney K. Lawson
A. Max Richardson
Tommy W. Young
(Name of Person(s) Filing Statement)
Common Stock, No Par Value
(Title of Class of Securities)
31984K10

(CUSIP Number of Class of Securities)
C. Michael Norton
Bone McAllester Norton PLLC
1600 Nashville City Center
511 Union Street
Nashville, Tennessee 37219
(615) 238-6300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$3,712,500	$437.00

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by 0.0001177.

☑	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $437.00	Filing Party: First Community Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: September 27, 2005

INTRODUCTION
     This Amendment No. 6 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Community Corporation, a Tennessee corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder.
Introduction
     This Amendment No. 6 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed pursuant to Rule 13E-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.
ITEM 15. Additional Information.
     This Final Amendment reports the consummation of the transactions described in the definitive Schedule 14A Proxy Statement filed with the United States Securities and Exchange Commission on January 12, 2007 (the “Proxy Statement”) and voted on by the Company’s shareholders at a Special Meeting of Shareholders held on February 23, 2007. The reclassification transaction (summarized below), as described in the Proxy Statement, was approved by a majority of the votes entitled to be cast by the holders of the Company’s common stock outstanding on the record date. As a result, an amendment to the Company’s charter was duly adopted by the shareholders and filed with the Tennessee Secretary of State on February 23, 2007.
     The charter amendment adopted by the shareholders authorizes the issuance of the Series A preferred stock and the Series B preferred stock. The charter amendment will also cause certain of the shares of common stock to be reclassified as preferred stock. Generally, the reclassification will have the following effect: (1) Shareholders who currently own 1,500 or more shares of common stock will continue to own the same number of shares of common stock; (2) shareholders who own 300 to 1,499 shares of common stock will have their shares reclassified as the same number of shares of Series A preferred stock; and (3) shareholders who own fewer than 300 shares will have their shares reclassified as the same number of shares of Series B preferred stock.
     As a result of the charter amendment the number of shareholders of record of common stock has been reduced to less than 300, and fewer than 500 shareholders hold shares of each series of preferred stock, all of which has allowed the Company to terminate its reporting obligations to the Securities and Exchange Commission. On February 23, 2007, the Company filed a Form 15 with the Securities and Exchange Commission to provide notice of termination of registration of the Company’s common stock and certain common stock purchase rights (described in the Company's Form 8-A filed with the SEC on May 23, 2000) that are associated therewith.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007	FIRST COMMUNITY CORPORATION
/s/ Mark A. Gamble
	Name:	Mark A. Gamble
	Title:	President and Chief Executive Officer

/s/ Leland A. Davis
Leland A. Davis

/s/ Mark A. Gamble
Mark A. Gamble

/s/ Jerry C. Greene
Jerry C. Greene

/s/ Kenneth C. Jenkins
Kenneth C. Jenkins

/s/ David R. Johnson
David R. Johnson

/s/ William J. Krickbaum
William J. Krickbaum

/s/ Sidney K. Lawson
Sidney K. Lawson

/s/ A. Max Richardson
A. Max Richardson

/s/ Tommy W. Young
Tommy W. Young